Crescent Capital BDC, Inc.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA 90025

June 6, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering June 26, 2023 through February 20, 2024 for Crescent Capital BDC, Inc. (the “Company”) (File No. 814-01132)

Dear Sir or Madam:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to Crescent Capital BDC, Inc. (the “Company”):

a.	A copy of the fidelity bond covering the Company;

b.

A copy of the resolutions from the May 4, 2023 meeting of the Company’s Board of Directors, at which a majority of Directors who are not considered “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the fidelity bond; and

c.	The period for which premiums under the fidelity bond have been paid is June 26, 2023 through February 20, 2024.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Gerhard Lombard
Gerhard Lombard Chief Financial Officer

Enclosures

ALLIANT INSURANCE SERVICES INC

ATTN:    Ryan Farnsworth

32 OLD SLIP - 29TH FL

NEW YORK, NY 10005

INSURED:	CRESCENT CAPITAL BDC, INC.

PRODUCT:	DFIBond

POLICY NO:	82413255

TRANSACTION:	ENDT_CORR

PREMIUM BILL

Insured:	CRESCENT CAPITAL BDC, INC.	Date: June 1, 2023

Producer:	ALLIANT INSURANCE SERVICES INC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
June 26, 2023	82413255	ICAP Bond		$2,620
To
February 20, 2024		Extension Endorsement
17% Commission
			TOTAL	$2,620.00

FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 82413255

NAME OF ASSURED: CRESCENT CAPITAL BDC, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	June 26, 2022
		to	12:01 a.m. on	February 20, 2024

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 1, 2023	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

FEDERAL INSURANCE COMPANY

Endorsement No. 12

Bond Number: 82413255

NAME OF ASSURED:   CRESCENT CAPITAL BDC, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1. Employee		$1,500,000		$0
2. On Premises		$1,500,000		$5,000
3. In Transit		$1,500,000		$5,000
4. Forgery or Alteration		$1,500,000		$5,000
5. Extended Forgery		$1,500,000		$5,000
6. Counterfeit Money		$1,500,000		$5,000
7. Threats to Person	$	Not Covered	$	Not Covered
8. Computer System		$1,500,000		$5,000
9. Voice Initiated Funds Transfer Instruction		$1,500,000		$5,000
10. Uncollectible Items of Deposit		$1,500,000		$5,000
11. Audit Expense		$5,000		$1,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 1, 2023	By
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

ALLIANT INSURANCE SERVICES INC

ATTN:     Ryan Farnsworth

32 OLD SLIP - 29TH FL

NEW YORK, NY 10005

INSURED:	CRESCENT CAPITAL BDC, INC.
PRODUCT:	DFIBond
POLICY NO:	82413255
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 82413255

NAME OF ASSURED: CRESCENT CAPITAL BDC, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	June 26, 2022
		to	12:01 a.m. on	February 20, 2024

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 1, 2023

By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

FEDERAL INSURANCE COMPANY

Endorsement No. 12

Bond Number: 82413255

NAME OF ASSURED: CRESCENT CAPITAL BDC, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1. Employee		$1,500,000		$0
2. On Premises		$1,500,000		$5,000
3. In Transit		$1,500,000		$5,000
4. Forgery or Alteration		$1,500,000		$5,000
5. Extended Forgery		$1,500,000		$5,000
6. Counterfeit Money		$1,500,000		$5,000
7. Threats to Person	$	Not Covered	$	Not Covered
8. Computer System		$1,500,000		$5,000
9. Voice Initiated Funds Transfer Instruction		$1,500,000		$5,000
10. Uncollectible Items of Deposit		$1,500,000		$5,000
11. Audit Expense		$5,000		$1,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 1, 2023

By
Authorized Representative

ICAP Bond

Form 17-02-1582 (Ed. 5-98) Page 1

Authorization for Fidelity Bond Renewal

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, which apply to the Company pursuant to Section 59 of the 1940 Act, require a BDC, such as the Company, to provide and maintain a bond (a “Fidelity Bond”) which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “Covered Person”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the directors who are not “interested persons” of the Company as such term defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”) approve the reasonableness of the form and amount of the Fidelity Bond, with due consideration to the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum attached hereto; and

WHEREAS, the current Fidelity Bond is scheduled to expire on June 26, 2023, and the Board wishes to approve in principle the renewal of the Fidelity Bond with Federal Insurance Company, a member company of the Chubb Group of Insurance Companies, or another comparable insurance carrier covering any employee of the insureds, as defined in the Fidelity Bond, in the aggregate amount of $1.5 million, in form and on terms substantially similar to the existing Fidelity Bond, with management having discretion to increase coverage under the Fidelity Bond in order to ensure ongoing compliance with the coverage requirements, and to authorize the Company’s officers to negotiate for the necessary coverage;

NOW, THEREFORE, BE IT RESOLVED, that Company’s officers be, and each of them individually hereby is, authorized to arrange for the renewal of the Fidelity Bond coverage, in form and on terms substantially similar to the present Fidelity Bond coverage, provided that the final terms of the Fidelity Bond, including the total amount of the Fidelity Bond, may be modified as such officers, with the advice of counsel, may deem necessary, appropriate or desirable consistent with the requirements of the 1940 Act; and be it further;

FURTHER RESOLVED, that the Company’s officers be, and each of them individually hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company, subject to subsequent ratification of those actions by the Board, including a majority of the Independent Directors.